Exhibit 99.1

News Release

May 15, 2017

Turquoise Hill announces financial results and review of operations for the first quarter of 2017

Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2017. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved an All Injury Frequency Rate of 0.42 per 200,000 hours worked for the three months ended March 31, 2017.

•	Underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system all progressed during Q1’17.

•	Oyu Tolgoi spent $136.4 million on underground expansion during Q1’17 and awarded several large contracts during the quarter, with the largest for the decline material handling system.

•	Revenue of $237.5 million in Q1’17 was 5.7% higher than Q4’16 reflecting a higher average selling price for copper and higher volumes of copper in concentrates sold.

•	In Q1’17, the Company recorded net income attributable to owners of Turquoise Hill of $41.0 million or $0.02 per share.

•	Cash generated from operating activities before interest and taxes in Q1’17 was $88.5 million.

•	Production in Q1’17 was as expected with lower grades from Phases 6 and early 4A of the open pit as well as stockpile material.

•	Oyu Tolgoi’s concentrator performed very well during Q1’17 with record throughput for the quarter.

•	Ore treated during Q1’17 increased 2.7% over Q4’16 and average daily throughput of 112,100 tonnes for Q1’17 increased 5.1% over Q4’16.

•	Copper production for Q1’17 decreased 16.3% over Q4’16 and Q1’17 gold production decreased 49.0% over Q4’16 due to lower grades and recoveries at the lower end of the grade recovery curve.

•	For Q1’17, Oyu Tolgoi’s cost of sales was $2.23 per pound of copper sold; C1 cash costs were $1.85 per pound of copper produced and all-in sustaining costs were $2.15 per pound of copper produced.[1]

•	Operating cash costs for Q1’17 were $168.4 million, a decrease of 4.0% over Q4’16.

•	On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement for up to six years with the National Power Transmission Grid of Mongolia.

•	Turquoise Hill’s cash and cash equivalents at March 31, 2017 were approximately $1.4 billion.

[1]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

FINANCIAL RESULTS

In Q1’17, the Company net income attributable to owners of Turquoise Hill of $41.0 million or $0.02 per share compared with net income of $118.9 million or $0.06 per share in Q1’16. The decrease is mainly attributable to reduced gold sales volumes due to lower grade, partly offset by adjustments to deferred tax assets. Cost of sales for Q1’17 was $194.4 million compared with $207.9 million in Q1’16 reflecting lower volumes of concentrate sold, partly offset by an increased cost of production due to grade reductions and utilization of medium-grade ore stockpiles. Cash generated from operating activities before interest and taxes in Q1’17 was $88.5 million compared with $195.4 million in Q1’16, mainly reflecting the impact of lower gold production and lower volumes of gold in concentrates sold. Capital expenditure on property, plant and equipment was $147.9 million on a cash basis in Q1’17 compared to $55.9 million in Q1’16, attributed to both underground and open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2017 were approximately $1.4 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This is expected to continue through 2017 with softer ores from the Central zone and eventually the Hugo North Lift 1 block cave.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 300% between 2017 and 2025 when Hugo North Lift 1 reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

In May 2017, Oyu Tolgoi announced the appointment of Armando Torres as Chief Executive Officer of Oyu Tolgoi LLC. Since 2016, he was Rio Tinto Managing Director – Oyu Tolgoi and a member of the Oyu Tolgoi board. Mr. Torres will continue as a member of the Oyu Tolgoi board. He assumes the role from Stephen Jones, who held the role of acting Chief Executive Officer. Mr. Jones will move into the role of Chief Operating Officer for the business.

Underground development progress

The focus of major underground development programs continued to be underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during Q1’17.

During Q1’17, underground lateral development made good progress with approximately 1.0 equivalent kilometre completed. Since the re-start of development, a total of 2.6 equivalent kilometres of lateral development has been completed.

During Q1’17, Shaft 2 continued to focus on the mass excavation connections that began at the 1,202 metre level. Once mass excavation is complete at this level, sinking of the shaft will continue until the next level at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out continuing into 2018.

Shaft 5 sinking progressed approximately 130 metres during Q1’17. Shaft 5 sinking has progressed slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. While sinking progress was slower than expected during Q1’17, the Company expects improved sinking rates for the balance of 2017. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

The following table outlines the shafts for underground development as of March 31, 2017.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2017	Expected 2018	Expected 2021	Expected 2021
Remaining	Complete	~80 metres	~710 metres	Not started	Not started

Supporting infrastructure progressed during Q1’17 with camp construction activities increasing. The new development crusher and dewatering system are on target to enable additional development crews in Q3’17.

During Q1’17, development of the convey-to-surface decline continued to progress following completion of bulk excavation at the end of 2016. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

The Company continues to expect production from the first draw bell in mid-2020 and sustainable first production in 2021.

During Q1’17, Oyu Tolgoi spent $136.4 million on underground expansion. As of March 31, 2017, total project spend since January 1, 2016 was $363.2 million. In addition, Oyu Tolgoi had further capital commitments2 of $872.0 million as of March 31, 2017. During Q1’17, Oyu Tolgoi awarded several large contracts, with the largest for the decline material handling system.

Open-pit operations performance for the first quarter 2017

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an All Injury Frequency Rate of 0.42 per 200,000 hours worked for the three months ended March 31, 2017.

[2]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key financial metrics for Q1’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016
Revenue	422.7	329.7	226.3	224.6	237.5	1,203.3
Concentrates sold (‘000 tonnes)	213.1	227.4	206.2	181.9	190.2	828.6
Revenue by metals in concentrates
Copper	202.0	207.9	174.2	178.5	196.6	762.6
Gold	216.2	115.1	45.8	42.8	37.5	419.9
Silver	4.5	6.7	6.3	3.3	3.4	20.8
Cost of sales	207.9	237.1	232.5	184.3	194.4	861.8
Production and delivery costs	125.9	141.2	134.3	112.5	120.7	513.9
Depreciation and depletion	82.0	95.9	88.5	79.5	78.3	345.9
Capital expenditure on cash basis	55.9	53.3	74.4	142.7	147.9	326.3
Underground	22.6	36.5	46.7	121.0	136.4	226.8
Open pit(2)	33.3	16.8	27.7	21.7	11.5	99.5
Royalties	22.7	18.5	13.9	13.0	14.3	68.1
Operating cash costs(3)(4)	196.6	215.5	187.8	175.4	168.4	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	1.84	1.98	2.31	2.22	2.23	2.07
C1 (per pound of copper produced)(3)(4)	0.06	1.12	1.56	1.57	1.85	1.02
All-in sustaining (per pound of copper produced)(3)(4)	0.66	1.55	2.00	1.90	2.15	1.48

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $237.5 million in Q1’17 was 5.7% higher than Q4’16 reflecting a higher average selling price for copper and higher volumes of copper in concentrates sold.

Q1’17 cost of sales was $194.4 million compared to $184.3 million in Q4’16 reflecting higher volumes of concentrates sold.

Capital expenditure on a cash basis for Q1’17 was $147.9 million compared to $142.7 million in Q4’16, comprising amounts attributed to the underground project and open-pit activities of $136.4 million and $11.5 million, respectively. Open-pit capital expenditure includes deferred stripping of $5.4 million and tailings storage facility spending of $3.4 million.

Total operating cash costs3 at Oyu Tolgoi were $168.4 million in Q1’17 compared to $175.4 million in Q4’16 due to a reduction in administration expenses. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.23 per pound of copper sold in Q1’17, compared with $2.22 per pound of copper sold in Q4’16.

Oyu Tolgoi’s C1 cash costs3 in Q1’17 were $1.85 per pound of copper produced, an increase from Q4’16 of $1.57 per pound of copper produced, due to lower grades and recoveries, partly offset by a reduction in administration expenses.

All-in sustaining costs3 in Q1’17 were $2.15 per pound of copper produced, compared with $1.90 per pound of copper produced in Q4’16, with key drivers being the same as for C1 cash costs per pound of copper produced.

[3]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key operational metrics for Q1’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016
Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	96,938
Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	38,152
Average mill head grades:
Copper (%)	0.70	0.64	0.66	0.61	0.51	0.65
Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.36
Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.83
Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	846.6
Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	201.3
Gold (‘000 ounces)	144	70	37	49	25	300
Silver (‘000 ounces)	395	391	361	273	215	1,420
Sales of metals in concentrates:
Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	188.9
Gold (‘000 ounces)	175	95	38	39	32	347
Silver (‘000 ounces)	305	395	341	239	205	1,280
Metal recovery (%)
Copper	85.6	83.3	78.0	76.6	74.9	81.0
Gold	72.2	69.3	62.0	63.4	48.8	68.5
Silver	66.4	65.9	61.7	57.2	51.8	63.1

Production in Q1’17 was as expected with lower grades from Phases 6 and early 4A of the open pit as well as stockpile material. Oyu Tolgoi’s concentrator performed very well with record throughput for the quarter. During Q1’17, open-pit operations focused mainly on Phase 6, which has higher copper grades but relatively low gold grades. Ore treated during Q1’17 increased 2.7% over Q4’16 and average daily throughput of 112,100 tonnes for Q1’17 increased 5.1% over Q4’16. Copper production for Q1’17 decreased 16.3% over Q4’16 and Q1’17 gold production decreased 49.0% over Q4’16 due to lower grade and recoveries at the lower end of the grade recovery curve.

Operational outlook

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will be processed during the year. The lower expected production when compared to 2016 is primarily the result of approximately one-quarter less copper head grade and approximately one-half less gold head grade. During 2016, the mine plan for Phase 4 was divided into two stages, referred to as Phases 4A and 4B, in expectation of reaching the high-grade gold zone of Phase 4 around mid-2018. Accordingly, mine stripping for 2017 will focus on Phase 4A.

New power purchase agreement

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement takes effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

With the signing of the Southern Regional Power Sector Cooperation Agreement (SRPSCA) in August 2014, the Government of Mongolia and Oyu Tolgoi agreed to work together to source bridging power from IMPIC until a permanent domestic power source could be finalized. After approximately two years of collaborative work, the joint negotiation team from the Government and Oyu Tolgoi have secured this bridging power arrangement.

In accordance with the SRPSCA and the 2009 Investment Agreement, Oyu Tolgoi remains committed to the domestic source of electricity and is engaged with the relevant Government authorities and the government selected investors to progress the development of a domestic power plant. Pursuant to the SRPSCA, while Government authorities and Oyu Tolgoi collaborate towards the development of an Independent Power Producer (IPP) plant at Tavan Tolgoi, Oyu Tolgoi’s obligation under the Investment Agreement to source power from within Mongolia is temporarily satisfied and the timing requirement of the obligation is suspended. Both the Government and Oyu Tolgoi have the right to withdraw from cooperation on the IPP at Tavan Tolgoi, and if either party ceases to participate in the project, Oyu Tolgoi will then have four years from the official withdrawal date to secure an alternative domestic power source.

Oyu Tolgoi is actively engaged with the Government preferred consortium led by Marubeni Corporation with participation from other domestic and foreign investors in delivering a comprehensive energy plan for Oyu Tolgoi and South Gobi region of Mongolia.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of March 31, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.0 billion, including accrued interest of $160.8 million. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of March 31, 2017, the cumulative amount of such funding was $751.1 million, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $322.1 million.

CORPORATE ACTIVITIES

Management change

In February 2017, Turquoise Hill announced the retirement of Steeve Thibeault, the Company’s Chief Financial Officer, effective May 23, 2017. While the search process for Mr. Thibeault’s successor continues, Turquoise Hill’s Controller, Owen Thomas, will serve as acting CFO effective May 24, 2017 until such time as a permanent successor is appointed.

Board change

Effective January 4, 2017, Maryse Saint-Laurent, ICD.D, was appointed to the Company’s Board as an independent director. Ms. Saint-Laurent is an accomplished legal executive, corporate director and senior advisor to boards and management teams with almost 20 years of experience in the energy and electricity sectors.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2017	December 31, 2016	March 31, 2016	December 31, 2016
Cost of sales	194,379	184,224	207,916	861,757
Cost of sales: $/lb of copper sold	2.23	2.22	1.84	2.07
Depreciation and depletion	(78,288)	(79,507)	(81,960)	(345,868)
Provision against carrying value of copper-gold concentrate	4,655	7,679	—	(2,027)
Change in inventory	(4,168)	(1,275)	2,373	(47,166)
Other operating expenses	40,657	64,517	76,877	307,719
Less:
- Reversal (impairment / write-down of inventory)	6,154	10,911	(13,477)	(12,509)
- Depreciation	(1,030)	(15,114)	(2,697)	(19,476)
Management services payment to Turquoise Hill	6,083	3,927	7,512	32,821

Operating cash costs	168,442	175,362	196,544	775,251
Operating cash costs: $/lb of copper produced	2.01	1.75	1.55	1.75
Adjustments to operating cash costs(1)	27,970	28,308	32,041	118,020
Less: Gold and silver revenues	(40,937)	(45,986)	(220,701)	(440,669)

C1 costs ($‘000)	155,475	157,684	7,884	452,602

C1 costs: $/lb of copper produced	1.85	1.57	0.06	1.02

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,492	10,110	4,564	23,606
Asset retirement expense	1,676	1,786	1,491	6,078
Royalty expenses	14,349	13,059	22,703	68,142
Non-current stockpile and stores write-down (reversal)	(6,154)	(10,911)	13,477	12,509
Other expenses	(627)	(403)	353	5,253
Sustaining cash capital including deferred stripping	11,675	18,999	33,378	87,891

All-in sustaining costs ($‘000)	180,867	190,324	83,850	656,081

All-in sustaining costs: $/lb of copper produced	2.15	1.90	0.66	1.48

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustaining of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	March 31, 2017	December 31, 2016
Inventories (current)	$249,117	$260,668
Trade and other receivables	26,915	42,557
Trade and other payables:
- trade payables and accrued liabilities	(217,848)	(196,716)
- payable to related parties	(41,862)	(37,248)

Consolidated working capital	$16,322	$69,261

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Contractual obligations

Section 8 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at March 31, 2017 to the financial statements and notes is provided below.

	Purchase obligations	Operating leases	Finance leases	Decommissioning obligations
Commitments (MD&A)	$871,977	$35,847	$12,737	$259,676
Cancellable purchase obligations (net of exit costs)	(721,807)	—	—	—
Accrued capital expenditure	(84,918)	—	—	—
Discounting and other adjustments	—	—	146	(139,124)

Financial statement amount	$65,252	$35,847	$12,883	$120,552

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Mar-31 2017	Dec-31 2016	Sep-30 2016	Jun-30 2016
Revenue
Copper-gold concentrate	$237.5	$224.6	$226.3	$329.7

Total revenue	$237.5	$224.6	$226.3	$329.7

Net income (loss) from continuing operations attributable to owners	$41.0	$93.3	$(31.4)	$29.8
Loss from discontinued operations attributable to owners	—	—	—	—

Net income (loss) attributable to owners of Turquoise Hill	$41.0	$93.3	$(31.4)	$29.8

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.05	$(0.02)	$0.01
Discontinued operations	—	—	—	—

Total	$0.02	$0.05	$(0.02)	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.02	$0.05	$(0.02)	$0.01
Discontinued operations	—	—	—	—

Total	$0.02	$0.05	$(0.02)	$0.01

	Quarter Ended
	Mar-31 2016	Dec-31 2015	Sep-30 2015	Jun-30 2015
Revenue
Copper-gold concentrate	$422.7	$355.6	$431.7	$421.3

Total revenue	$422.7	$355.6	$431.7	$421.3

Net income from continuing operations attributable to owners	$118.9	$179.7	$44.0	$49.9
Loss from discontinued operations attributable to owners	—	(8.7)	(22.8)	(25.0)

Net income attributable to owners of Turquoise Hill	$118.9	$171.0	$21.2	$24.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	—	—	(0.01)	(0.01)

Total	$0.06	$0.09	$0.01	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	—	—	(0.01)	(0.01)

Total	$0.06	$0.09	$0.01	$0.01

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

KEY STATISTICS1

	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2016	Full Year 2016
Operating results
Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	96,938
Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	38,152
Average mill head grades:
Copper (%)	0.70	0.64	0.66	0.61	0.51	0.65
Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.36
Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.83
Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	846.6
Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	201.3
Gold (‘000 ounces)	144	70	37	49	25	300
Silver (‘000 ounces)	395	391	361	273	215	1,420
Sales of metals in concentrates:
Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	188.9
Gold (‘000 ounces)	175	95	38	39	32	347
Silver (‘000 ounces)	305	395	341	239	205	1,280
Metal recovery (%)
Copper	85.6	83.3	78.0	76.6	74.9	81.0
Gold	72.2	69.3	62.0	63.4	48.8	68.5
Silver	66.4	65.9	61.7	57.2	51.8	63.1

Financial results ($ in millions, unless otherwise noted)
Revenue	422.7	329.7	226.3	224.6	237.5	1,203.3
Concentrates sold (‘000 tonnes)	213.1	227.4	206.2	181.9	190.2	828.6
Revenue by metals in concentrates
Copper	202.0	207.9	174.2	178.5	196.6	762.6
Gold	216.2	115.1	45.8	42.8	37.5	419.9
Silver	4.5	6.7	6.3	3.3	3.4	20.8
Operating cash flow	195.4	161.6	24.0	18.2	88.5	399.2
Cost of sales	207.9	237.1	232.5	184.3	194.4	861.8
Production and delivery costs	125.9	141.2	134.3	112.5	120.7	513.9
Depreciation and depletion	82.0	95.9	88.5	79.5	78.3	345.9
Capital expenditure on cash basis	55.9	53.3	74.4	142.7	147.9	326.3
Underground	22.6	36.5	46.7	121.0	136.4	226.8
Open pit (2)	33.3	16.8	27.7	21.7	11.5	99.5
Royalties	22.7	18.5	13.9	13.0	14.3	68.1
Operating cash costs(3)(4)	196.6	215.5	187.8	175.4	168.4	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	1.84	1.98	2.31	2.22	2.23	2.07
C1 (per pound of copper produced) (3)(4)	0.06	1.12	1.56	1.57	1.85	1.02
All-in sustaining (per pound of copper produced) (3)(4)	0.66	1.55	2.00	1.90	2.15	1.48

Financial position
Cash and cash equivalents ($’000,000)	1,482.2	1,478.5	1,436.5	1,417.8	1,386	1,417.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to correctly reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2017	2016
Revenue	4	$237,466	$422,654
Cost of sales	5	(194,379)	(207,916)

Gross margin		43,087	214,738

Operating expenses	6	(40,657)	(76,877)
Corporate administration expenses		(4,492)	(4,564)
Other expenses		(737)	(1,357)

Income (loss) before finance items and taxes		(2,799)	131,940

Finance items
Finance income	7	37,906	1,386
Finance costs	7	(43,808)	(1,843)

		(5,902)	(457)

Income (loss) from operations before taxes		(8,701)	131,483

Income and other taxes		38,417	(9,852)

Income for the period		$29,716	$121,631

Attributable to owners of Turquoise Hill Resources Ltd.		40,968	118,927
Attributable to owners of non-controlling interests		(11,252)	2,704

Income for the period		$29,716	$121,631

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	19	$0.02	$0.06
Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Income for the period	$29,716	$121,631
Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 16)	2,674	(2,637)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 16)	(39)	1,733

Other comprehensive income (loss) for the period (a)	$2,635	(904)

Total comprehensive income for the period	$32,351	$120,727

Attributable to owners of Turquoise Hill	$43,603	$118,023
Attributable to owners of non-controlling interests	(11,252)	2,704

Total comprehensive income for the period	$32,351	$120,727

(a)	No tax changes and credits arose on items recognized as other comprehensive income or loss in 2017 (2016:nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2017	2016
Cash generated from operating activities before interest and tax	18	$88,480	$195,412
Interest received		12,338	1,342
Interest paid		(12,644)	(613)
Income and other taxes paid		(1,886)	(263)

Net cash generated from operating activities		86,288	195,878

Cash flows from investing activities
Receivable from related party: amounts withdrawn	20	30,000	—
Expenditures on property, plant and equipment		(147,876)	(55,947)
Proceeds from sale and redemption of financial assets		63	2,433
Proceeds from sales of mineral property rights and other assets		—	1,800
Other investing cash flows		—	24

Cash used in investing activities		(117,813)	(51,690)

Cash flows from financing activities
Payment of project finance fees		—	(6,746)

Cash used in financing activities		—	(6,746)

Effects of exchange rates on cash and cash equivalents		56	875

Net (decrease) increase in cash and cash equivalents		(31,469)	138,317

Cash and cash equivalents - beginning of period		$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,386,285	1,482,195

Cash and cash equivalents as presented on the balance sheets		$1,386,285	$1,482,195

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	March 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	8	$1,386,285	$1,417,754
Inventories	9	249,117	260,668
Trade and other receivables		26,915	42,557
Prepaid expenses and other assets		35,051	23,456
Receivable from related party	10	1,165,779	979,544

		2,863,147	2,723,979
Non-current assets
Property, plant and equipment	11	6,556,689	6,417,031
Inventories	9	36,327	20,783
Deferred income tax assets	14	339,379	296,399
Receivable from related party and other financial assets	10	2,788,396	3,002,019

		9,720,791	9,736,232

Total assets		$12,583,938	$12,460,211

Current liabilities
Trade and other payables	12	$328,628	$253,405
Deferred revenue		45,326	36,702

		373,954	290,107

Non-current liabilities
Borrowings and other financial liabilities	13	4,142,683	4,139,143
Deferred income tax liabilities	14	10,312	8,072
Decommissioning obligations	15	120,552	118,903

		4,273,547	4,266,118

Total liabilities		$4,647,501	$4,556,225

Equity
Share capital		11,432,122	11,432,122
Contributed surplus		1,558,013	1,557,913
Accumulated other comprehensive income (loss)	16	2,233	(402)
Deficit		(4,221,787)	(4,262,755)

Equity attributable to owners of Turquoise Hill		8,770,581	8,726,878
Attributable to non-controlling interests	17	(834,144)	(822,892)

Total equity		7,936,437	7,903,986

Total liabilities and equity		$12,583,938	$12,460,211

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2017	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note 17)	.Total Equity
Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986
Income for the period	—	—	—	40,968	40,968	(11,252)	29,716
Other comprehensive loss for the period	—	—	2,635	—	2,635	—	2,635
Employee share plans	—	100	—	—	100	—	100

Closing balance	$11,432,122	$1,558,013	$2,233	$(4,221,787)	$8,770,581	$(834,144)	$7,936,437

Three Months Ended March 31, 2016	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive loss (Note 16)	Deficit	Total	Non-controlling Interest (Note 17)	Total equity
Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income for the period	—	—	—	118,927	118,927	2,704	121,631
Other comprehensive income for the period	—	—	(904)	—	(904)	—	(904)

Closing balance	$11,432,122	$1,555,774	$(918)	$(4,354,433)	$8,632,545	$(716,205)	$7,916,340

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Forward-looking statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com